EXHIBIT 23 Consent of Auditor


November 1, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of my report of November 1, 2000, on the Financial Statements of Shaw International, Inc., as of September 30, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,


BARRY L. FRIEDMAN
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Barry L. Friedman
Certified Public Accountant